[redacted]

SECURIT 12011119 ION

SEC Mail Processing Section
FEB 23 2012
Washington, DC
123

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-48093

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
SPP CAPITAL PARTNERS, LLC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
340 MADISON AVENUE
(No. and Street)

NEW YORK	**NY**	**10173**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DAVID BARNETT **(212) 223-8290**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
CITRIN COOPERMAN & COMPANY, LLP
(Name - if individual, state last. first. middle name)

529 FIFTH AVENUE	**NEW YORK**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e}(2)

OATH OR AFFIRMATION

I, **AMY LAZARUS**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **SPP CAPITAL PARTNERS, LLC**, as of **DECEMBER 31, 2011**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

Signature

CHIEF FINANCIAL OFFICER
Title

MARIE DIMICHELE
Notary Public, State of New York
No. 03-4993602
Qualified in Westchester County
Commission Expires July 6, 19 2014

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule l5c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (I) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

* * *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

SPP CAPITAL PARTNERS, LLC
(A Limited Liability Company)
FOR THE YEAR ENDED DECEMBER 31, 2011

TABLE OF CONTENTS

CITRINCOOPERMAN
Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

INDEPENDENT AUDITORS' REPORT

To the Member
SPP Capital Partners, LLC

We have audited the accompanying statement of financial condition of SPP Capital Partners, LLC (the "Company") as of December 31, 2011, and the related statements of operations, changes in member's equity, changes in subordinated borrowings, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SPP Capital Partners, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained on pages 13-14 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for the purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 22, 2012

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004 CITRINCOOPERMAN.COM

SPP CAPITAL PARTNERS, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash and cash equivalents	$	3,081,557
Fees and other receivables		140,599
Furniture, equipment and leasehold improvements, less accumulated depreciation and amortization of $126,154		192,901
Other assets		92,983
TOTAL ASSETS	$	3,508,040

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	2,036,619
Deferred rent		101,417
Subordinated borrowings		1,100,000
Total liabilities		3,238,036
Commitments and contingencies (Note 10)		
Member's equity		270,004
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	3,508,040

See accompanying notes to financial statements.

SPP CAPITAL PARTNERS, LLC
(A Limited Liability Company)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2011

Revenues:	
Corporate finance fees	$ 5,667,995
Reimbursements	77,149
Other income	449,889
Total revenues	6,195,033
Expenses:	
Employee compensation and related benefits	3,903,485
Bad debt	427,500
Occupancy costs	426,048
Professional fees	190,007
Travel, meals and entertainment	145,550
Interest	124,516
Administration fee	105,956
Dues and subscriptions	76,904
New York City unincorporated business tax	73,445
Repairs and maintenance	57,351
Communications	41,137
Registration and licenses	32,277
Printing and office supplies	20,825
Depreciation and amortization	18,350
Other	83,495
Total expenses	5,726,846
NET INCOME	$ 468,187

See accompanying notes to financial statements.

SPP CAPITAL PARTNERS, LLC
(A Limited Liability Company)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

Member's equity - beginning	$	122,212
Net income		468,187
Member's distributions		(320,395)
MEMBER'S EQUITY - ENDING	$	270,004

See accompanying notes to financial statements.

SPP CAPITAL PARTNERS, LLC
(A Limited Liability Company)
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2011

Subordinated borrowings - beginning	$ 1,100,000
Increases:	
Issuance of subordinated notes	-
Decreases:	
Payment of subordinated notes	-
SUBORDINATED BORROWINGS - ENDING	$ 1,100,000

See accompanying notes to financial statements.

SPP CAPITAL PARTNERS, LLC
(A Limited Liability Company)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

Cash flows from operating activities:		
Net income	$	468,187
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		18,350
Deferred rent		101,416
Write-off of uncollectible receivable		427,500
Changes in assets and liabilities:		
Fees and other receivables		526,331
Other assets		(38,079)
Accounts payable and accrued expenses		(73,964)
Net cash provided by operating activities		1,429,741
Cash used in investing activities:		
Purchase of furniture and equipment		(184,322)
Cash used in financing activities:		
Distributions to SPP Holdings, LLC		(320,395)
Net increase in cash and cash equivalents		925,024
Cash and cash equivalents - beginning		2,156,533
CASH AND CASH EQUIVALENTS - ENDING	$	3,081,557
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$	124,516
Taxes (paid to parent)	$	64,670

See accompanying notes to financial statements.

SPP CAPITAL PARTNERS, LLC
(A Limited Liability Company)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

SPP Capital Partners, LLC (the "Company") is a registered broker-dealer under the provisions of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is engaged in investment banking activities, which include private placements and underwriting of securities and corporate finance advisory services.

The Company does not hold funds or securities for, or owe any money or securities to, customers, and does not carry accounts of, or for, customers. Accordingly, the Company is exempt from the provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3 under paragraph (k)(2)(ii).

The Company is a wholly-owned subsidiary of SPP Holdings, LLC (the "Parent").

Since the Company is a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee.

Pursuant to the Company's limited liability company agreement, the Company will dissolve on December 31, 2048, or at such earlier time as determined by the member.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition
Corporate finance fees on private placements or securities underwriting are generally recorded at the time the transaction is completed, unless a contractual arrangement provides for a fee in the absence of closing, in which case fees are recorded when earned. Fees receivable include reimbursable expenses allowed under the terms of advisory services agreements.

Cash and cash equivalents
The Company considers its investments in financial instruments with maturities of less than 90 days when issued to be cash equivalents.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fees receivable
Fees receivable are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Management considers the following factors when determining the collectibility of specific customer accounts: customer creditworthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms. If the financial condition of the Company's customers was to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. Based on management's assessment, the Company provides for estimated uncollectible amounts

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fees receivable (continued)
through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has made reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

No allowance for uncollectible accounts has been provided since management believes that all receivables at December 31, 2011, are collectible.

Furniture, equipment and leasehold improvements
Furniture, equipment and leasehold improvements are carried at cost, less accumulated depreciation and amortization. Depreciation on furniture and equipment is computed on a straight-line basis over their estimated useful lives of five years. Amortization of leasehold improvements is on a straight-line method over the term of the lease.

Subsequent events
The Company evaluates events occurring after the date of the statement of financial condition for potential recognition or disclosure in its financial statements. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

Fair value measurements
The Company follows the guidance in Financial Accounting Standards Boards ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures*. Using that guidance, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Using the provisions within FASB ASC 820, the Company has characterized its investments in securities, based on the order of liquidity of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1], and the lowest order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

> Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.
>
> Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair value measurements (continued)

from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

NOTE 3. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements consisted of the following at December 31, 2011:

Furniture and fixtures	$ 89,301
Computer equipment	139,672
Leasehold improvements	90,082
	319,055
Less: accumulated depreciation and amortization	(126,154)
Furniture, equipment and leasehold improvements, net	$ 192,901

Depreciation and amortization expense for the year ended December 31, 2011, was $18,350.

NOTE 4. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of the following at December 31, 2011:

Employee and member bonus expense	$ 1,677,464
Consulting fees	48,951
Profit-sharing expense	142,181
Other operating expenses	83,417
Interest expense	60,831
Tax expense	23,775
Total	$ 2,036,619

NOTE 5. SUBORDINATED BORROWINGS

The subordinated loan from the Parent bears interest at a rate equal to the prevailing prime rate of interest plus 1%; however, the rate on the loan has a floor of 10.5% and a ceiling of 12.5%.

The subordinated loan, which matures on October 6, 2015, has been approved by FINRA and is available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Interest expense on the subordinated loan for the year ended December 31, 2011, was $115,500, of which $57,750 is unpaid and is included in "Accounts payable and accrued expenses" in the statement of financial condition as of December 31, 2011.

NOTE 6. EMPLOYEE BENEFIT PLANS

The Company sponsors a 401(k) plan, the SPP Capital Partners, LLC Pension Plan (the "Plan"), which includes a profit-sharing plan covering all eligible employees. The Company contributes up to a maximum of 3% of an employee's base salary, dependent upon the employee also making elective salary deferrals. The Company may also make discretionary contributions to the Plan. Employees vest in the employer's contribution over a three-year period after the first year of service. Costs charged to operations in 2011 related to this Plan were $180,519.

NOTE 7. RELATED-PARTY TRANSACTIONS

The Company has a service agreement with SPP Mezzanine Partners II, LLC, a wholly-owned subsidiary of the Parent. The agreement provides for advisory fees to be paid to the Company monthly, as well as an advisory bonus to be calculated based on 5.35% of the affiliate's net profit before bonus. The agreement also provides for an additional fee equal to the amount of SPP Mezzanine Partners II, LLC's year-to-date revenues minus expenses, which includes the advisory fees and bonus. Advisory fees, bonus and the additional fee of $449,344 are included in "Other income" in the statement of operations for the year ended December 31, 2011, of which $3,619 is unpaid and is included in "Other assets" in the statement of financial condition as of December 31, 2011.

NOTE 8. INCOME TAXES

The Company is treated as a partnership for tax purposes and, as such, is not liable for federal, state or local income taxes. As a single-member limited liability company, and therefore a disregarded entity for income tax purposes, the Company's assets, liabilities, and items of income, deduction and credit are combined with and included in the income tax returns of the Parent. The Parent is subject to the New York City unincorporated business tax. In accordance with the intercompany tax policy, the Company pays to or receives from the Parent amounts equivalent to the New York City tax charges based on separate company taxable income or loss. The Company's allocable share of the Parent's consolidated tax provision for the New York City unincorporated business tax is included in the statement of operations.
The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

With few exceptions, the Parent and the Company are no longer subject to federal, state or local tax examinations by taxing authorities for years before 2008.

NOTE 9. FAIR VALUE MEASUREMENTS

Assets and liabilities measured at fair value are based on one or more of three valuation techniques identified in the table below. The valuation techniques are as follows:

(a) Market approach. Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

(b) Cost approach. Amount that would be required to replace the service capacity of an asset (replacement cost);

(c) Income approach. Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models).

The following table presents the Company's financial assets required to be measured at fair value on a recurring basis as of December 31, 2011:

	Level 1	Level 2	Level 3	Total	Valuation Technique
Money Market Funds	$ 2,679,639	$ -	$ -	$ 2,679,639	(a)

NOTE 10. COMMITMENTS AND CONTINGENCIES

Operating leases

The Company conducts its operations from a facility that is leased under a noncancelable operating lease expiring on April 15, 2019, for its office space in New York City. The future minimum rental payments required under this lease as of December 31, 2011, are summarized below:

Year ending December 31:	Amount
2012	$ 249,030
2013	373,545
2014	373,545
2015	373,545
2016	373,545
Thereafter	926,945
	$ 2,670,155

Rent expense, charged to operations, for the year ended December 31, 2011, amounted to approximately $346,598, net of sublease income of approximately $91,209.

Deferred rent

The total amount of rent under the operating lease is reflected in operations on the straight-line method over the remaining term of the lease. The difference between rental expense recorded and the amount of rent actually paid is reflected in the statement of financial condition as "Deferred rent."

Employment agreements

The Company has entered into employment agreements with three key employees that expire on December 31, 2015. These agreements provide for (1) annual base salaries totaling $812,500, (2) additional compensation intended to provide for incremental personal income taxes paid by the employees due to their membership in the Company, and (3) annual bonuses, which include a base bonus, a supplemental bonus and an

NOTE 10. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Employment agreements (continued)
incentive bonus, all defined in the employment agreements. The total amount of the bonuses for the year ended December 31, 2011, was $943,694, of which $556,802 was payable and reflected in "Accounts payable and accrued expenses" in the statement of financial condition as of December 31, 2011.

Revolving credit facility
The Parent has a revolving credit facility with a group of lenders that can be used to provide the Company with subordinated financing up to $1,671,503 at December 31, 2011. The facility has a maturity date of October 6, 2015. Any borrowings made under this line of credit bear interest at the prime rate plus 2% per annum.

At December 31, 2011, $373,545 of this credit facility was assigned as a security deposit under the lease described above. In addition, $102,337 remains outstanding in connection with the prior lease which expired on September 30, 2011. Interest on the revolving credit facility for the year ended December 31, 2011, was $9,016.

Contingencies
In the normal course of business, the Company may be a party to litigation and various regulatory matters. As of December 31, 2011, there were no such matters in which the Company was involved.

NOTE 11. CONCENTRATION OF CREDIT RISK

The Company maintains its cash accounts at three commercial banks. Amounts held in a single account may at times exceed the federal insurance limit.

NOTE 12. REGULATORY NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum regulatory net capital and that the Company's ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. As of December 31, 2011, the Company had net capital of approximately $2,147,000, which exceeded the Company's net capital requirement of $142,536. The Company's percentage of aggregate indebtedness to net capital was 100% at December 31, 2011.

SUPPLEMENTARY INFORMATION

SPP CAPITAL PARTNERS, LLC
(A Limited Liability Company)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

Computation of Net Capital Pursuant to Rule 15c3-1	$	270,004
Allowable additions to member's equity:		
Subordinated borrowings		1,100,000
Discretionary bonuses payable		1,257,312
Total of member's equity and allowable additions		2,627,316
Less nonallowable assets:		
Accounts receivable		140,599
Furniture, equipment and leasehold improvements, net		192,901
Other assets		92,983
Total nonallowable assets		426,483
Net capital before haircut on security position		2,200,833
Haircut on money market position		53,593
Net capital	$	2,147,240
Computation of basic net capital requirement:		
Minimum net capital requirement of 6 2/3% of aggregate indebtedness of $2,138,036 or $100,000, whichever is greater	$	142,536
Statutory minimum dollar net capital requirement of broker and dealer	$	100,000
Net capital requirement (greater of the minimum calculation or the statutory amount)	$	142,536
Excess net capital	$	2,004,704
Net capital less the greater of 10% of aggregate indebtedness or 120% of the statutory minimum net capital required	$	1,933,436
Computation of aggregate indebtedness:		
Accrued compensation, expenses, and other liabilities	$	2,036,619
Deferred rent		101,417
Total aggregate indebtedness	$	2,138,036
Percentage of aggregate indebtedness to net capital		100%
Reconciliation with the Company's corresponding unaudited Form X-17A-5, Part IIA as of December 31, 2011:		
Net capital as originally submitted	$	2,161,885
Haircut on money market position		(53,593)
Offset of a receivable and payable		38,948
NET CAPITAL, AS ABOVE	$	2,147,240

The above adjustments were made to offset a receivable and payable and a haircut on a money market position.

See independent auditors' report.

SPP CAPITAL PARTNERS, LLC
(A Limited Liability Company)
OTHER INFORMATION
DECEMBER 31, 2011

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission.

The Company operates under the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission.

The Company is subject to the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2011.

See independent auditors' report.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member
SPP Capital Partners, LLC

In planning and performing our audit of the financial statements of SPP Capital Partners, LLC (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 22, 2012

CITRINCOOPERMAN
Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member
SPP Capital Partners, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by SPP Capital Partners, LLC (the "Company") and the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries to the cash disbursement record and cancelled check or facsimile of such returned by the bank, noting no differences;

2. Compared the amounts reported on Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers including the Company's trial balance and Form X-17A-5 Part IIA reports, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers including the Company's trial balance and Form X-17A-5 Part IIA supporting the adjustments, noting no differences.

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004
CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 22, 2012

SPP CAPITAL PARTNERS, LLC
(A Limited Liability Company)
SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION
ASSESSMENT AND PAYMENTS (FORM SIPC-7)
FOR THE YEAR ENDED DECEMBER 31, 2011

SIPC-7 - General assessment	$	15,488
Less amounts paid:		
Total payments through December 31, 2011		8,076
Amount due with Form SIPC-7 - paid in February 2012	$	7,412

SIPC Collection Agent: Securities Investor Protection Corporation

See independent accountants' report on applying agreed-upon procedures related to an entity's SIPC assessment reconciliation.